Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Nader Daylami, the CFO of SPAC, from his X account on September 2, 2025:

The following communication was made by SPAC from its X account on September 2, 2025, and contained a clip from an interview of Andrejka Bernatova, Chief Executive Officer of SPAC, with Ashley Mastronardi of NYSE TV on August 28, 2025, which was previously disclosed. A link to that interview can be found at https://www.youtube.com/watch?v=MzlJ-qv5mDU.

The following communication was reposted by SPAC from its X account on September 2, 2025:

The following communications were made by SPAC from its X and LinkedIn accounts on September 2, 2025:

The above communication references this article by Thomson Reuters dated September 2, 2025:

Ether Machine raises $654 million in private ether financing as Nasdaq debut nears

By Ateev Bhandari

September 2, 20255:53 AM CDT

The Nasdaq logo is displayed at the Nasdaq stock market site in New York City, U.S., July 16, 2025. REUTERS/Kylie Cooper/File Photo Purchase Licensing Rights, opens new tab

Sept 2 (Reuters) - The Ether Machine has raised $654 million worth of ether in private financing, it said on Tuesday, as the cryptocurrency firm expands its treasury strategy ahead of its Nasdaq listing later this year.

The 150,000 ether - invested by longtime ethereum proponent Jeffrey Berns - will be delivered to its wallet later this week, the company said.

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Berns will also join the company’s board of directors.

As cryptocurrencies gain favor across corporate treasuries, ether stands out for its yield-generating ability. Holders can lock up their tokens to support the ethereum network in exchange for rewards, earning active returns.

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Ether Machine’s financing comes less than two months after it was formed via a merger between the Ether Reserve and blank-check firm Dynamix Corporation (ETHM.O), opens new tab.

The deal was initially expected to raise over $1.6 billion, with investors like Blockchain.com, Kraken, and Pantera Capital.

Ether Machine is now expected to go public with over 495,362 ether, the world’s second largest cryptocurrency, worth $2.16 billion, and another $367.1 million remaining in capital to acquire additional ether.

THIRD ROUND

When buying crypto, treasury companies try to minimize dilution via instruments like convertible debt or preferred stock to maximize their crypto holdings per share.

“Between the issuance of debt and the ability to do on chain yield generation that surpasses exchange traded funds, we believe that we should be able to sustain a multiple-to-net asset value (mNAV) in perpetuity,” co-founder and Chairman Andrew Keys told Reuters in an interview.

mNAV compares the market capitalization of a company to the actual value of the assets they own.

With the Nasdaq listing expected to close next quarter, the Ether Machine is continuing fundraising, Keys said.

“Citibank is leading our third capital raising round,” Keys said, adding that it would be at least $500 million.

“It starts on Wednesday.”

The following communications were made by Andrejka Bernatova, Chief Executive Officer of SPAC, on her LinkedIn and X accounts on September 1 and September 2, 2025. The following communication contains an interview with Andrejka Bernatova by Ashley Mastronardi of NYSE TV on August 28, 2025, which was previously disclosed. A link to that interview can be found at https://www.youtube.com/watch?v=MzlJ-qv5mDU.

The above communication references this article by The Block dated September 2, 2025:

The Ether Machine raises another $654 million worth of Ethereum as holdings approach 500,000 ETH

By James Hunt

Deals • September 2, 2025, 9:19AM EDT

Quick Take

▪	The Ether Machine announced it raised another 150,000 ETH in August, worth $654 million, ahead of its planned Nasdaq listing.

▪	The investment from longtime Ethereum proponent Jeffrey Berns will hit the firm’s wallet later this week.

The Ether Machine announced Tuesday that it raised another 150,000  ETH +1.49% worth $654 million for its Ethereum treasury in August, cementing its position as the third-largest holder.

The 150,000 ETH was invested by longtime Ethereum supporter Jeffrey Berns, and will be transferred to The Ether Machine’s wallet later this week, the company told Reuters. Berns will also join the company’s board of directors, according to the outlet.

“This is the largest follow-on investment of any crypto treasury company thus far, bringing our total committed capital up to over $2.5 billion,” The Ether Machine posted on X.

“With the landmark commitment from Ethereum originalist Jeff Berns, one of the largest individual investments ever in a crypto treasury company, we now have nearly 500,000 ETH — about $2.5 billion,” the firm’s co-founder and chairman Andrew Keys added. “That scale gives us unmatched strength and credibility in this market.”

The continued accumulation builds on the firm’s 10,605 ETH purchase on Aug. 4 and 15,000 ETH buy on Ethereum’s 10th anniversary, reflecting The Ether Machine’s conviction in ETH and its goal to build a long-term, yield-generating institutional treasury — just two months after it was formed via a merger between the Ether Reserve and blank-check firm Dynamix Corporation.

The deal was originally projected to raise more than $1.6 billion from investors, including Blockchain.com, Kraken, and Pantera Capital. However, The Ether Machine’s holdings have already reached 495,362 ETH, worth around $2.14 billion, with another $367 million in capital remaining to acquire further ether ahead of its proposed Nasdaq listing, which is expected to close next quarter.

That treasury total places The Ether Machine behind only Tom Lee’s BitMine and Joe Lubin’s SharpLink in the strategic ETH reserve rankings, according to data from SER, with those publicly-traded firms holding approximately 1.8 million ETH and 837,000 ETH, respectively.

The Ether Machine is not stopping there, with its third round slated to start on Wednesday. “Citibank is leading our third capital raising round,” Keys told Reuters, adding that it would raise at least $500 million.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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